Exhibit 3.1

RESTATED

CERTIFICATE OF INCORPORATION

OF

SMILE BRANDS GROUP INC.

Pursuant to Sections 242 and 245 of the

Delaware General Corporation Law

Smile Brands Group Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is Smile Brands Group Inc. The Corporation was originally incorporated under the name Ivory Holdco, Inc. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on March 24, 2005.

2. This Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation (the “Board of Directors) and by the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL.

3. This Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation, as heretofore amended or supplemented.

The text of the Corporation’s certificate of incorporation, as amended, is restated in its entirety as follows:

ARTICLE I.

Name

The name of the corporation is Smile Brands Group Inc.

ARTICLE II.

Registered Office

The address of the registered office of the Corporation in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation at that address is The Corporation Trust Company.

ARTICLE III.

Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

Capital Stock

(A) Authorized Capital Stock.

The total number of shares of stock which the Corporation shall have authority to issue is 110,000,000 shares of capital stock, consisting of:

(1)	100,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”); and

(2)	10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 600,000 shares are designated as Series A Preferred Stock, having the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as set forth in Section D of this Article IV.

The Preferred Stock and the Common Stock are hereinafter sometimes collectively referred to as “Capital Stock.”

(B) Common Stock.

(1)	Voting Rights. Each holder of record of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and shall have one vote for each share held by such holder of record. No holder of shares of Common Stock shall have cumulative voting rights.

(2)	Dividends. Subject to the prior rights of the holders of all classes or series of stock at the time outstanding having prior rights as to dividends, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(3)	Liquidation. Subject to the prior rights of creditors of the Corporation and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation.

(C) Preferred Stock.

The Board of Directors is hereby expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series the number of shares constituting such class or series, such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption (at the option of the Corporation or the holders of such stock) at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) entitled to preemptive rights upon the creation, or issuance of any shares, of any class or series of stock; or (v) convertible into or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation or any other security of the Corporation or any other entity at such price or prices or at such rates of conversion or exchange and subject to such adjustments; all as may be stated in such resolution or resolutions.

Any resolution or resolutions adopted by the Board of Directors pursuant to the authority vested in them by this Section C of Article IV shall be set forth in a certificate of designation along with the number of shares of stock of such class or series as to which the resolution or resolutions shall apply and such certificate shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with Section 103 of the DGCL. Unless otherwise provided in any such resolution or resolutions, the number of shares of stock of any such series to which such resolution or resolutions apply may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by a certificate likewise executed, acknowledged, filed and recorded, setting forth a statement that a specified increase or decrease therein has been authorized and directed by a resolution or resolutions likewise adopted by the Board of Directors. In case the number of such shares shall be decreased, the number of shares so specified in the certificate shall resume the status which they had prior to the adoption of the first resolution or resolutions. When no shares of any such class or series are outstanding, either because none were issued or because none remain outstanding, a certificate setting forth a resolution or resolutions adopted by the Board of Directors that none of the authorized shares of such class or series are outstanding, and that none will be issued subject to the certificate of designations previously filed with respect to such class or series, may be executed, acknowledged, filed and recorded in the same manner as previously described, and it shall have the effect of eliminating from the certificate of incorporation all matters set forth in the certificate of designations with respect to such class or series of stock. If no shares of any such class or series established by a resolution or resolutions adopted by the Board of Directors have been issued, the voting powers, designations, preferences and relative, participating, optional or other rights, if any, with the qualifications, limitations or restrictions thereof, may be amended by a resolution or resolutions adopted by the Board of Directors. In the event of any such amendment, a certificate which (i) states that no shares of such class or series have been issued, (ii) sets forth the copy of the amending resolution or resolutions and (iii) if the designation of such class or series is being changed, indicates the original designation and the new designation, shall be executed, acknowledged, filed, recorded, and shall become effective, in accordance with §103 of the DGCL.

No resolution, vote, or consent of the holders of the Capital Stock of the Corporation shall be required in connection with the creation, or issuance of any shares, of any series of Preferred Stock authorized by and complying with the conditions of this Restated Certificate of Incorporation, the right to any such resolution, vote, or consent being expressly waived by all present and future holders of the Capital Stock of the Corporation; provided, however, that an affirmative vote of holders of shares representing a majority vote of the voting power of the Common Stock is required to increase or decrease (but not below the number of shares thereof then outstanding) the total number of authorized shares of Preferred Stock set forth in Section A of this Article IV.

(D) Series A Preferred Stock.

The designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof with respect to the Series A Preferred Stock are as set forth below

(1)	Definitions. As used in this Section D of Article IV, the following capitalized terms have the following meanings:

(i)	“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(ii)	“Applicable Dividend Rate” means 11% per annum.

(iii)	“Bylaws” means the Bylaws of the Corporation, as amended and restated and in effect from time to time.

(iv)	“Liquidation” means voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(v)	“Original Cost” means with respect to any share of Series A Preferred Stock, $100.00. In the event of any change (by way of any recapitalization, subdivision, reclassification or recombination) in the number or kind of shares of Series A Preferred Stock, the Original Cost of the shares of Series A Preferred Stock, immediately prior to such change shall be ratably allocated among such shares of Series A Preferred Stock immediately after such change so that the aggregate Original Cost with respect to such class of shares does not change.

(vi)	“Original Issuance Date” means the date of original issuance of the first share of Series A Preferred Stock.

(vii)	“Qualified IPO” means a firm commitment underwritten public offering of Common Stock from which the Corporation and any selling stockholders in such offering receive aggregate proceeds (net of underwriters’ commissions) of at least $50 million.

(viii)	“Person” shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

(ix)	“Preferred Dividend Accrual Period” means, with respect to a share of Series A Preferred Stock, (i) the initial period between the Original Issuance Date of such share and the first Preferred Dividend Payment Date occurring after such Original Issuance Date, (ii) the semi-annual periods occurring between each Preferred Dividend Payment Date while such share remains outstanding and (iii) the final period ending on the date such share is no longer outstanding and beginning on the Preferred Dividend Payment Date immediately preceding such date.

(x)	“Preferred Dividend Payment Date” has the meaning given to it in Section D(3)(a)(i) of this Article IV.

(xi)	“Requisite Preferred Holders” means the holders of a majority of the outstanding shares of Series A Preferred Stock at the time in question.

(xii)	“Sale of the Corporation” means (i) the sale of all or substantially all of the Corporation’s assets, (ii) the sale or transfer of the outstanding shares of capital stock of the Corporation, (iii) the merger or consolidation of the Corporation with another Person in each case in clauses (ii) and (iii) above under circumstances in which FS Equity Partners V, L.P., FS Affiliates V, L.P. and their respective Affiliates own, in the aggregate, less than 35% in voting power of the outstanding capital shares of the Corporation or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction.

(2)	Voting Rights.

So long as any shares of Series A Preferred Stock remain outstanding, then in addition to any voting rights afforded the Series A Preferred Stock by the DGCL, the Corporation shall not, without the affirmative consent or approval of the Requisite Preferred Holders, voting separately as a class:

(i) in any manner authorize, create, designate, issue or sell any class or series of capital stock (including any shares of treasury stock) or rights, options, warrants or other securities convertible into or exercisable or exchangeable for capital stock or any debt security which by its terms is convertible into or exchangeable for any equity security or has any other equity feature or any security that is a combination of debt and equity, which, in each case, as to the payment of dividends, distribution of assets or redemptions, including, without limitation, distributions to be made upon a Liquidation, is pari passu with or is senior to the Series A Preferred Stock or which in any manner adversely affects the holders of the Series A Preferred Stock;

(ii) in any manner alter or change the terms, designations, powers, preferences or relative, participating, optional or other special rights, or the qualifications, limitations or restrictions, of the Series A Preferred Stock, including without limitation, increase or decrease the number of authorized shares of Series A Preferred Stock;

(iii) reclassify the shares of any class or series of capital stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distributions of assets or redemptions, including, without limitation, distributions to be made upon a Liquidation, senior to or on a parity with such Series A Preferred Stock, or (B) which in any manner adversely affects the rights of the holders of such Series A Preferred Stock;

(iv) take any action to cause any amendment, alteration or repeal of any of the provisions of (A) the Corporation’s Certificate of Incorporation or (B) the Bylaws of the Corporation, if such amendment, alteration or repeal would adversely affect the holders of the Series A Preferred Stock;

(v) approve or authorize the redemption of any shares of capital stock, other than capital stock repurchased from directors, officers, employees or consultants of the Corporation or any Subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, including, without limitation, termination of employment or service; or

(vi) approve or authorize the payment of any dividend or other distribution upon shares of capital stock other than the Series A Preferred and other capital stock, which ranks senior or pari passu to the Series A Preferred Stock.

(3)	Dividends, Distributions and Liquidation.

(a) Cumulative Dividends.

(i) When, as, and if declared by the Board, out of funds legally available therefor, each holder of a share of Series A Preferred Stock shall be entitled to receive dividends, which shall accrue on a semi-annual basis at the Applicable Dividend Rate on the sum of the Original Cost of such share of Series A Preferred Stock plus all accumulated and unpaid dividends thereon, payable on each June 30 and December 31 (each, a “Preferred Dividend Payment Date”), the first such Preferred Dividend Payment Date being June 30, 2005. Dividends shall accrue at the Applicable Dividend Rate regardless of whether the Board of Directors has declared a dividend payment or whether there are any profits, surplus or other funds of the Corporation legally available for dividends. Any dividends which accrue pursuant to this Section D(3)(a) of Article IV during a Preferred Dividend Accrual Period and which are not paid in cash on the Preferred Dividend Payment Date on which such Preferred Dividend Accrual Period ends, shall be classified as “accumulated dividends” and shall remain “accumulated and unpaid dividends” until paid pursuant to this Restated Certificate of Incorporation. For avoidance of doubt, it is understood that dividends accrue on “accumulated dividends,” which are a subset of “accrued dividends.” Dividends on each share of Series A Preferred Stock shall accrue pursuant to this Section D(3)(a) of Article IV from and including the Original Issuance Date to and including the date such share is redeemed in full and all accrued but unpaid dividends thereon are also paid in full. All payments or accruals due under this Section to any holder of shares of Series A Preferred Stock shall be made or accrued to the nearest cent.

(ii) The dividends payable with respect to the Series A Preferred Stock on each Preferred Dividend Payment Date shall be paid to the holders of shares of the Series A Preferred Stock as they appear on the stock records of the Corporation on such Preferred Dividend Payment Date.

(iii) No dividend or distribution (including any liquidating distribution) shall be paid to the holders of Series A Preferred Stock pursuant to this Section D(3) of Article IV in any form of consideration other than cash, unless the Requisite Preferred Holders at the time of the dividend or distribution approve such dividend or distribution (including the valuation of the consideration being distributed).

(iv) Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series A Preferred Stock, such payment shall be distributed ratably among the holders of the Series A Preferred Stock based upon the number of shares of the Series A Preferred Stock held by each such holder.

(b) Liquidation.

In the event of any Liquidation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, before any payment shall be made to the holders of any stock ranking on Liquidation junior to the Series A Preferred Stock (it being expressly acknowledged that with respect to all rights on Liquidation, the Series A Preferred Stock shall rank senior to the Common Stock), an amount per share of Series A Preferred Stock equal to the Original Cost of such share plus an amount equal to all accrued and unpaid dividends (whether or not declared) on each share, if any, to the date of payment.

(4)	Redemption.

(a) Promptly following the consummation of a Sale of the Corporation or a Qualified IPO, the Corporation may redeem, out of the assets of the Corporation legally available therefore, all of the outstanding Series A Preferred Stock at a price per share of Series A Preferred Stock equal to the Original Cost of such share plus an amount equal to all accrued and unpaid dividends (whether or not declared) on each share, if any, to the date of payment.

(b) No payment shall be paid to the holders of Series A Preferred Stock pursuant to this Section D(4) of Article IV in any form of consideration other than cash, unless the Requisite Preferred Holders approve such payment (including the valuation of the consideration being distributed).

(E) Power to Issue and Sell Shares.

Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issuance or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.

ARTICLE V.

Board of Directors

The Board of Directors shall consist of not less than one (1) nor more than fifteen (15) members, the exact number of which shall be fixed from time to time by resolution of the Board of Directors, as specified in the Corporation’s bylaws.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Restated Certificate of Incorporation, and any bylaws adopted by the stockholders; provided, however, that no bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.

ARTICLE VI.

Liability

No director shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VI, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.

ARTICLE VII.

Indemnification

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. The Corporation is authorized to provide by bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents for breach of duty to the Corporation and its stockholders in excess of the indemnification otherwise permitted by applicable law.

ARTICLE VIII.

Stockholder Action

No action required or permitted to be taken by the stockholders of the Corporation may be effected except at a duly called annual or special meeting of stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action is hereby specifically denied.

ARTICLE IX.

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation’s bylaws by the affirmative vote of at least a majority of the entire Board of Directors. The Corporation’s bylaws may also be adopted, altered, amended, or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

ARTICLE X.

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Restated Certificate of Incorporation, the bylaws of the Corporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed on its behalf this      day of             , 2010.

SMILE BRANDS GROUP INC.

By:
Name:
Title: